Filed by The Rubicon Project, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

 Subject Company: Telaria, Inc.

(Commission File No. 001-35982)

The following communication is being filed in connection with the proposed strategic combination between The Rubicon Project, Inc. (“Rubicon Project”) and Telaria, Inc. (“Telaria”):

The following is an excerpt from Rubicon Project’s fourth quarter 2019 earnings conference call held on February 26, 2020.

Michael Barrett, President and Chief Executive Officer of Rubicon Project

Our strategic focus remains unchanged - and our long term growth opportunities are greatly enhanced with the pending merger with Telaria. Shortly after announcing the merger, we had a chance in early January to meet with just about all of our largest customers at CES, at which we received overwhelmingly positive support and feedback for the announced transaction.

The shareholder vote for both companies is scheduled for March 30th, and we expect the merger to close in early April. The merger rationale is primarily driven by the scale and strength of the omni-channel combined business and the opportunity in CTV - our belief that ad-supported CTV is gaining attention in market and is at an inflection point for growth. Our decision to merge with Telaria instead of building a CTV product was based on the time and challenge to build, a later market entry date if we did build, and real risk that in a segment that has higher customer concentration, the sales cycle for a new entrant could be considerably longer than what we are accustomed to.

We believe an added opportunity is the potential revenue synergy in traditional web video - which Telaria refers to as mobile and desktop video. Rubicon has invested in and grown its web video business substantially over the last few years, building expertise in prebid and header in the same manner Telaria has built expertise in CTV. Because of this investment, we are optimistic about the potential revenue synergies in mobile and desktop video across the integrated companies post close. This is a market that Magna estimates will grow at a CAGR of 22% thru 2023 and reach over $57 billion. Rubicon and Telaria’s combined video revenues across all screens will approach half of the combined companies’ total revenue. Video revenue for Rubicon Project was $28.6 million in 2019 and grew 43% year over year, representing over 18% of total revenue. We continue to feel strongly that Video will be a long-term growth engine for our business.

Notice Regarding Forward-Looking Statements

This document may contain forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated financial performance, including, without limitation, revenue, advertising spend, non-GAAP loss per share, profitability, net income (loss), Adjusted EBITDA, earnings per share, and cash flow; strategic objectives, including focus on header bidding, mobile, video, Demand Manager, and private marketplace opportunities; investments in Rubicon Project’s or Telaria’s business; development of Rubicon Project’s or Telaria’s technology; introduction of new offerings; the impact of transparency initiatives Rubicon Project or Telaria may undertake; the impact of Rubicon Project’s or Telaria’s traffic shaping technology on their businesses; the effects of cost reduction initiatives; scope and duration of client relationships; the fees Rubicon Project or Telaria may charge in the future; business mix and expansion of Rubicon Project’s or Telaria’s mobile, video and private marketplace offerings; sales growth; client utilization of Rubicon Project’s or Telaria’s offerings; Rubicon Project’s or Telaria’s competitive differentiation; Rubicon Project’s or Telaria’s market share and leadership position in the industry; market conditions, trends, and opportunities; user reach; certain statements regarding future operational performance measures including ad requests, fill rate, paid impressions, average CPM, take rate, and advertising spend; benefits from supply path optimization; anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; the expected timing of completion of the merger; estimated costs associated with such transactions; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the Merger Agreement; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the Merger Agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Rubicon Project’s and Telaria’s common stock; the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate; Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively; Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders; the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty; the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand; Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising; the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors; the effects of consolidation in the ad tech industry; acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses; Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation;  potential adverse effects of malicious activity such as fraudulent inventory and malware; costs associated with defending intellectual property infringement and other claims; Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8 K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

On February 13, 2020, Rubicon Project filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a joint proxy statement/prospectus. The joint proxy statement/prospectus contains important information about the proposed transaction and related matters. Investors and security holders of Telaria and Rubicon Project are urged to carefully read the entire joint proxy statement/prospectus (and any amendments thereto) and other filings made in connection therewith because such documents will contain important information about the proposed business combination. Telaria and Rubicon Project commenced the mailing of the joint proxy statement/prospectus to stockholders of Telaria and Rubicon Project on or about February 13, 2020.

Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed by Rubicon Project and Telaria, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Telaria will be made available free of charge on Telaria’s website at https://telaria.com/ under the link “Investor Relations” and then under the heading “SEC Filings.” Copies of documents filed with the SEC by Rubicon Project will be made available free of charge on Rubicon Project’s website at https://rubiconproject.com/ under the link “Investor” and then under the heading “Financials and Filings” and the subheading “SEC Filings.”

Participants in the Solicitation

Rubicon Project and Telaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Rubicon Project common stock and Telaria common stock in respect of the proposed transaction. Information about Rubicon Project’s directors and executive officers is set forth in Rubicon Project’s Form 10-K for the year ended 2018, the proxy statement for Rubicon Project’s 2019 Annual Meeting of Stockholders and the joint proxy statement/prospectus, which were filed with the SEC on February 27, 2019, April 5, 2019 and February 13, 2020, respectively. Information about Telaria’s directors and executive officers is set forth in Telaria’s Form 10-K for the year ended 2018, the proxy statement for Telaria’s 2019 Annual Meeting of Stockholders and the joint proxy statement/prospectus, which were filed with the SEC on March 19, 2019, April 24, 2019 and February 13, 2020, respectively. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.